FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 4th, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the Registrant's Immediate Reports, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange:

- Immediate Report, dated March 10th, 2002, in respect of the appointment of a Senior Officer
- Immediate Report, dated March 10th, 2002, in respect of the change in office of a Senior Officer
- Immediate Report, dated March 14th, 2002, in respect of the rating of the Debentures issued by the Registrant
- Immediate Report, dated March 14th, 2002, in respect of the sale of one of the Registrant's assets

Date: March 10, 2002

To
The Securities Authority
22 Kanfei Nesharim St.
Fax: 02-6513940
Jerusalem

To
The Tel Aviv Stock
Exchange Ltd
54 Ahad Haam St.
Fax: 03-5105379
Tel Aviv

To
The Registrar of Companies
POB 767
Jerusalem

Re: Super-Sol Ltd. – immediate report in respect of the appointment of a Senior Officer

1. Name of officer: Eli Aharoni.
2. Date of appointment: March 10, 2002.
3. I.D. No.: 53571527.
4. Date of birth: December 9, 1955.
5. Address: Hagilboa 28 St., Kadima, Israel.
6. The office: Chief Operations Officer.
7. Education: MBA – Ben Gurion University; B.A. in General History – University of Tel Aviv.
8. Business experience in the last 5 years: Brigadier General, Chief of Logistics in the Technology and Logistics Branch of the Israeli Defense Forces ("IDF"). Prior position – Chief of Maintenance Department in the IDF General Staff.
9. Other positions held in Super-Sol Ltd., its subsidiaries or any party of interest: none.
10. The officer is not a family member of any party of interest in Super-Sol Ltd.

Yours faithfully,

Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd

Date: March 10, 2002

To
The Securities Authority
22 Kanfei Nesharim St.
Fax: 02-6513940
Jerusalem

To
The Tel Aviv Stock
Exchange Ltd
54 Ahad Haam St.
Fax: 03-5105379
Tel Aviv

To
The Registrar of Companies
POB 767
Jerusalem

Re: notice regarding change of office – senior officer

Further to an immediate report dated May 30, 1999, attached hereto, we hereby notify you that as of March 10, 2002, Mr. Isaac Elimelech's office in Super-Sol Ltd. has been changed, so that as of said date Mr. Isaac Elimelech shall serve as Vice President and Chief of Staff.

Yours faithfully,

Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd

Date: March 14th, 2002

To
The Securities Authority
22 Kanfei Nesharim St.
Fax: 02-6513940
Jerusalem

To
The Tel Aviv Stock
Exchange Ltd
54 Ahad Haam St.
Fax: 03-5105379
Tel Aviv

To
The Registrar of Companies
POB 767
Jerusalem

Re: Super-Sol Ltd. – immediate report

Following the Immediate Report dated January 20th, 2002 attached hereto, we hereby notify you that Ma'alot, the Israeli Securities Rating Company Ltd., has rated AA+ the debentures issued by Super-Sol (Series A and B) of an aggregate nominal value of NIS 400,000,000.

Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd

Date: March 14, 2002

To
The Securities Authority
22 Kanfei Nesharim St.
Fax: 02-6513940
Jerusalem

To
The Tel Aviv Stock
Exchange Ltd
54 Ahad Haam St.
Fax: 03-5105379
Tel Aviv

To
The Registrar of Companies
POB 767
Jerusalem

Re: Immediate Report – Avnat Ltd.

Following the Immediate Report dated February 5th, 2002 in respect of the sale of the holdings of Super-Sol Ltd. ("Super-Sol") in Avnat Ltd. ("Avnat"), we hereby notify you that on March 14th, 2002, an agreement to sell Super-Sol's holdings in Avnat has been signed by Super-Sol, Azorim Properties Ltd. ("Azorim Holdings") and Teatraot Malls Ltd (Teatraot Malls).

Azorim Properties and Teatraot Malls purchased Super-Sol's Avnat shares, for the sum of NIS 47,093,480.

Following the transaction, Super-Sol shall recognize a capital gain before tax of approximately NIS 27 million.

Yours faithfully,

Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd.
(Registrant)

By ______________________
Ido Shacham, Adv.

Dated: April 4th, 2002